Exhibit 99.2

PRESS RELEASE

Syneron Medical Adopts Shareholder Rights Plan

YOKNEAM, ISRAEL - (MARKET WIRE) - January 3, 2011 - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that its board of directors adopted a shareholders rights plan that replaces its previous shareholders rights plan dated November 11, 2008, which has expired. The shareholders rights plan is designed to protect against any potential future use of coercive or abusive takeover techniques designed to gain control of the company and its capital without full and fair value being paid to all of the company’s shareholders.

In connection with the adoption of the shareholder rights plan, Syneron's board of directors declared a dividend of one right for each ordinary share of Syneron held by shareholders of record as of the close of business on January 3, 2011. Initially, these rights will not be exercisable and will trade with the ordinary shares of Syneron. Under the plan, these rights will generally be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of Syneron's ordinary shares or commences a tender or exchange offer for 15 percent or more of Syneron's ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors. If a person or group acquires beneficial ownership of 15 percent or more of the Company’s ordinary shares (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of the board of directors), each right will generally entitle the holder, other than the Acquiring Person, to acquire, at the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) ordinary shares of Syneron. In addition, if, after a person acquires such ownership, Syneron engages in a merger in which it is not the survivor or its ordinary shares are changed or exchanged, or sells or transfers more than 50 percent of its assets or earning power, each right will generally entitle the holder, other than the Acquiring Person, to acquire, for the exercise price of $0.01 per share (subject to adjustment as provided in the plan), one and a quarter (1.25) times the shares of the acquiring company to which each of the shareholders of Syneron is entitled to for each ordinary shares.

Syneron's board of directors may redeem the rights at a price of $0.0001 per right, at any time up to ten days after a person or group acquires beneficial ownership of 15 percent or more of Syneron's ordinary shares. The rights plan will continue in effect until January 3, 2012 unless previously redeemed, or such later date as determined by the Board (so long as such determination is made prior to the earlier of the Distribution Date or January 3, 2012).

Shareholders are not required to take any actions to receive the rights distribution. Until the rights become exercisable, outstanding share certificates will represent both ordinary shares of Syneron and the rights.

The full text of the shareholder rights plan will be filed with the Securities and Exchange Commission on a Form 6-K.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Additional information can be found at www.syneron.com

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the assumption that Syneron will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders; that Syneron's products will be approved by appropriate regulatory authorities; that Syneron's markets will continue to grow; that Syneron's products will remain accepted within their respective markets and will not be replaced by new technologies; that competitive conditions within Syneron's markets will not change materially or adversely; that Syneron will retain key technical and management personnel; that Syneron's businesses and the business of our new indirect wholly owned subsidiary, Candela Corporation, will be integrated successfully; that Syneron's forecasts will accurately anticipate market demand and that, in light of the current economic crises, there will be no material adverse change in Syneron's operations or business; as well as the risks set forth in Syneron’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron's views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com  / zkubow@theruthgroup.com